Exhibit (h)(1)(c)

APPENDIX C AS OF JUNE 15, 2009

TO THE AMENDED AND RESTATED FUND ACCOUNTING AND

ADMINISTRATION AGREEMENT

FEES

Fees paid to ALPS shall be calculated and accrued daily and payable monthly by the Fund at the annual rate of:

The fees will be the greater of $1,092,000 or:

•	6.5 basis points of Funds’ annual net assets between $0 - $1B

•	3.0 basis points of Funds’ annual net assets in excess of $1B

Plus:

$68,000 annual fee per each additional Portfolio;

an additional $68,000 annual fee for each the Forward HITR Fund and Forward Tactical Growth Fund to be billed when the Forward HITR Fund and Forward Tactical Growth Fund commence operations;

$2,000 annual fee per each additional class of shares per Portfolio;

for each additional Portfolio added after the Effective Date that has more than one portfolio manager, an additional $5,000 per each additional portfolio manager;

Pass-through at cost of out-of-pocket expenses, including: third party security pricing fees, Blue Sky state registration fees, SAS 70 report, FINRA advertising/filing fees, registered representative licensing fees and other expenses which may occur at the direction of the Fund; and

The proposed fee does not reflect the cost for an independent auditor to review the income tax provision and tax basis financial statement disclosures, review and sign the federal and state income tax returns, review the distribution calculations or review and sign the excise tax returns.

Minus:

$68,000 annual fee per each Portfolio that is liquidated from the Fund subject to there being at least ten Portfolios in the Fund. If there are less than ten Portfolios in the Fund, such reduction in fees does not apply;

$2,000 annual fee per each class of shares per Portfolio that is removed from the Fund ;

For each additional Portfolio added after the Effective Date that has more than one manager, a reduction of $5,000 per each removal of a portfolio manager.